July 11, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Jim B. Rosenberg

Re:           Progressive Care, Inc.
File No. 000-52684

Dear Mr. Rosenberg:

This is to confirm that we will file a response to the staff’s comment letter dated June 26, 2012 on or before Monday July 16, 2012.

Should you have any questions or concerns, please feel free to contact us.

Sincerely,

/s/ Alan Jay Weisberg
Alan Jay Weisberg, CFO

1111 Park Center Blvd, Suite 202, Miami Gardens, FL 33169
Ph: 786-657-2060 ◦ Fax: 786-955-6619
www.progressivecareus.com ◦ info@progressivecareus.com